April 8, 2021
VIA EDGAR
Sonny Oh, Esq.
Disclosure Review Office 3
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Horace Mann Life Insurance Company Separate Account Post-Effective Amendment No. 4 to Registration Statement on Form N-4 File Numbers 333-215819 and 811-1343
Dear Mr. Oh:
This letter responds to comments you provided by telephone on March 8, 2021, regarding the above filing. For your convenience, each comment (as we understood it) is set forth below, followed by the response.
Note: if a comment is made it should be applied to all applicable documents/areas of the filing.
Qualified Prospectus
1.	The document we sent to him includes our wrapper. He wants us to make sure that the name on both the wrapper and the front cover of the prospectus match the name in EDGAR.
Response: On the Wrapper: “Qualified Flexible Premium Deferred Variable Annuity” was changed to “Individual Qualified Flexible Premium Deferred Variable Annuity Contract”. Corresponding changes were made to the wrapper of the Non-Qualified prospectus. The naming used on the wrapper is consistent with the naming used on the front cover and with EDGAR. Please note: the wrapper is not a part of the filing.
2.	General Instruction C(3)(a) – Items 2, 3 and 4 should be in numeric order. Do not proceed Item 2 (Key Information), Item 3 (Overview of the Contract), and Item 4 (Fee Table) with any other item except the Cover Page (Item 1), a glossary, if any), or a table of contents. We need to remove the Important Notice Regarding Delivery of Variable Annuity Documents (householding letter) that appears prior to inside cover.
Response: The Wrapper and the Important Notice Regarding Delivery of Variable Annuity Documents are not a part of the filing. The filing begins on page 3, which is the front cover page of the prospectus.
3.	On the cover page, be precise about the name of the contract – 1(a)(4).

Response: The contract is titled “Horace Mann Personal Retirement Planner Individual Qualified Flexible Premium Deferred Variable Annuity Contract”. This agrees with the EDGAR Identifier.
4.	In the 4 paragraph, cancellation provision – add “If you are a new investor in the contract” then continue with the cancellation provision.
Response: This change has been made.
5.	Confirm that the contract has a 30-day cancelation versus the 10 days referenced in 498A.
Response: Yes, the contract has a 30-day cancellation period.
6.	Sonny indicated that we must try our best to get all of the language on the front cover page. As it is currently set up, some language drops to a second page.
Response: All of the applicable text now appears on the front cover.
7.	The legend included at the bottom of the Table of Contents isn’t typically included on the Table of Contents page.
Response: We reviewed the requirements of 498A and N-4 and did not see a requirement for this legend. This text has been removed from the prospectus.
8.	Key information table page 14 – 1st table charges for early withdrawal consider using dashes in the cross reference versus commas or periods.
Response: This change has been made.
9.	Ongoing fees and expenses – investment options 1st row – portfolio fees and expenses – strive for consistency in our language.
Response: We have modified the definition of Underlying Funds to also included Portfolio Companies. These terms may be used interchangeably in the prospectuses.
10.	Page 17 on the bottom of the page there is a typo in the last line of the last bullet on the page.
Response: We believe this has been addressed.
11.	Overview of the contract – page 17 last sentence regarding portfolio companies – use the additional information on the portfolio companies as described in 3(b)(1).
Response: This sentence now reads, “A list of Portfolio Companies in which You can invest is provided in Appendix A: Portfolio Companies Available Under the Contract, located in the back of the prospectus along with their primary investment objectives, the adviser, current expenses and performance information for each Underlying Fund.”.
12.	Benefits table on page 18 C(3)(a) discussion needs to be in numeric order so we need to shift information to match the instructions.
Response: The fees section has been moved and now follows the Key Information Table and the Overview of the Contract section.

13.	Page 19 – Portfolio Rebalancing, Dollar Cost Averaging and Systematic Withdrawals– drop the language about the contract that is in the last sentence of the cross reference.
Response: This language has been removed from Portfolio Rebalancing, Dollar Cost Averaging and Systematic Withdrawals.
14.	Fee table page 20 – Annual Contract Expense – drop the information about the expense on and before May 1, 2019 to a footnote and make sure the $35 fee is in the same row as the caption. He suggested that we have a link for Optional Benefit Expenses and mark that as NA and another line for Loan interest showing the 8% in the proper column.
Response: These changes have been made.
15.	For the Base Contract expense – confirm this # is accurate. This should exclude the maintenance fee.
Response: This has been changed from 1.28% to 1.25% since it does not include the maintenance fee.
16.	Page 21 for Annual portfolio expense – retain the parenthetical from the form. In the examples define what the $25 and $35 refer to and drop the reference to a surrender charge. For the examples look at the form instruction 18(h)(i). If we do not charge for annuitization or surrender he indicated that surrender was the default.
Response: The parenthetical has been readded. The example now shows $35 Administrative Expense and $25 Administrative Expense. The examples now refer to surrender of the contract rather than annuitization of the contract.
17.	Page 22 Principle risks – should cover everything in the key information table. He indicated that he did not see risks associated with Investment options or Insurance Company Risk.
Response: The Risk of Loss paragraph has been split into Risk of Loss and Risks Associated with Investment Options. A paragraph for Insurance Company Risks has been added. This paragraph contains the same content that is included in the Insurance Company Risks section of the Key Information table. We also added sections for Limitation on Access to Cash Value Through Withdrawals and Significant Events to the Key Information table so that the Key Information table and Principal Risks sections are consistent.
18.	Page 23 – Contract Owners rights – in the 2nd paragraph we added a sentence regarding 403(b). He would like for us to add an example or 2 of the rights and options.
Response: We added the following as an example: For example, an employer’s 403(b) plan may not allow loans, may not permit Roth contributions, and may restrict withdrawals under certain circumstances.
19.	Page 24 – Last paragraph prior to purchasing the Contract relating to Comment 30 – still needs disclosure on annuitant and Beneficiary with rights 8(a). Beneficiary, who elects the bene, how does the process work if there are more than one beneficiary, can the bene be changed, who can be a beneficiary, etc.
Response: We have added to the discussion for both the annuitant and the beneficiary(ies).

20.	Page 24 Cancelling the contract 3rd to last sentence – California Disclosure – applies to Comment 31 and 50 – Confirm that California has a dual free look . Verify what is in the document is accurate.
Response: The methodology and administration of the free look for California is not unique to California. What is unique to California is that Cal. Ins. Code § 10127.10(d) requires that individual variable annuity contracts issued to senior citizens include the notice set forth in the statute using the “exact language” in the statute. All contracts (for all issue ages) issued in California include the “senior” free look language. This language makes it more clear to California seniors that money allocated to the variable account is subject to loss during the free look period.
Whether it’s California or any other state in which the Personal Retirement Planner Variable Annuity is issued, the refund available under the free look is equal to the Variable Account Value plus, any fees or charges deducted from the portion of the premium payment(s) allocated to the Variable Account, plus any premium payments allocated to the fixed account.
21.	Page 27 – New disclosure toward the top – Comment 33 – he feels we should re-work the example as it is hard to follow.
Response: We have reworked the example in order to make it easier to understand.
22.	Page 28 – loans – comment 35 – He did not find the disclosure regarding 13(d)(1) – Amounts borrowed do not participate in the investment experience and may impact the Death Benefit.
Response: We have added the following paragraph as the fifth from last paragraph in the Loans section:
“While a loan is outstanding, the loan amount will not participate in the investment experience of any Subaccount. Therefore, loans can affect the Account Value and death benefit whether or not the loan is repaid. The Account Value at surrender and the death benefit will be reduced by any outstanding loan amount.”
23.	Page 29 – 1st Paragraph correct the typo after 1, 2, 3 there is an additional “f”.
Response: This has been corrected.
24.	Page 31 Systematic Withdrawal – provide an example
Response: We have added an example for systematic withdrawals.
25.	Page 34 – Deductions and Expense – Comment 39 – M&E risk fee last sentence prior to this provide a reference to the fee table for the annual maintenance fee and the M&E fee.
Response: A reference to the fee table has been added for the annual maintenance fee and the M&E fee.
26.	Page 37 Separate Account – 2nd sentence regarding income, gains, losses – simplify and only refer to the SA – Comment 41.

Response: In the fourth sentence under Separate Account, “without regard to other income, gains or losses of the remaining Investment Options or of HMLIC” was changed to “without regard to any other business of HMLIC”.
27.	Page 38 1st paragraph – why did we change the language – we should change it back to Subaccount and retain our original disclosure.
Response: We have modified the definition of Underlying Funds to also included Portfolio Companies. These terms may be used interchangeably in the prospectuses.
28.	Comment 43 – really went to the 1st sentence of the 2nd paragraph under Portfolio Companies. He wants this sentence to indicate what can be found in the table.
Response: We believe it does. The sentence states, “The Portfolio Companies are listed in Appendix A in the back of this prospectus along with their primary investment objectives, the adviser, current expenses and performance information for each Underlying Fund.”
29.	Appendix A - he was okay with us using Underlying Funds and we should change back to this. In addition, we should have a footnote for the closed fund but it should only show in the Statutory Pro not the ISP.
Response: We have kept “Portfolio Companies” per the modification of the definition of “Underlying Funds” to include Portfolio Companies. We have added the appropriate footnotes below Appendix A in the statutory prospectus.
30.	Back Cover page – last sentence above HM Address – delete the reference to SAI table of contents and need to add the disclosure 1(b)(3) about information available on the commission website.
Response: These changes have been made.
Non-Qualified Prospectus
31.	Same comments.
Response: All applicable comments have been applied to the NQ prospectus.
Statement of Additional Information
32.	Sonny questioned our approach to Non principle risks.
Response: We chose to include this so that it’s clear this requirement has been addressed.
Initial Summary Prospectus
33.	Make sure our contract name matches what is on EDGAR for the identifier.
Response: We are consistently using “Horace Mann Personal Retirement Planner Individual Qualified Flexible Premium Deferred Variable Annuity Contract”. This is consistent with EDGAR.
34.	In the paragraph with the corporate website change this to refer to the specific product site.
Response: We have updated the link accordingly.

35.	Table of Contents – retain the original order – move buying the contract up
Response: Buying the Contract has been moved up and now follows Benefits Available Under the Contract.
36.	Surr or making w/d – use the caption directly from the form.
Response: Surrendering Your Contract or Making withdrawals: Accessing the Money in Your Contract has been changed to Making withdrawals: Accessing the Money in Your Contract.
37.	Additional information about fees – go back to the original language.
Response: This has been changed back to Additional Information About Fees.
38.	On the back cover make sure the Contract identifier is smaller than used in the body of the prospectus.
Response: We have verified a smaller font is used for the Contract Identifier.
If you have any questions or comments about the Amendment, please call me at 217-788-5780 or Maureen Bolinger at 217-788-5720.
Sincerely,
/s/ Emily Peterson
Emily Peterson Assistant General Counsel, Horace Mann Life Insurance Company
Attachment
Cc: Maureen Bolinger
The Horace Mann Companies    1 Horace Mann Plaza    Springfield, Illinois 62715-0001
217-789-2500    www.horacemann.com